LAWRENCE S. VENICK Partner 2206-19 Jardine House 1 Connaught Place Central Hong Kong, SAR	Direct Main Fax Email	+852.3923.1188 +852 3923 1111 +852 3923 1100 lvenick@loeb.com

Via EDGAR

July 8, 2025

Ms. Beverly Singleton/Ms. Melissa Gilmore

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

Washington, D.C. 20549

Re:	LOBO EV Technologies Ltd.

Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2024

Filed April 28, 2025

File No. 001-41981

Dear Ms. Beverly Singleton/Ms. Melissa Gilmore:

On behalf of LOBO EV Technologies Ltd. (the “Company”), below is the response of the Company to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated June 27, 2025, regarding the Company’s annual report on Form 20-F (the “Annual Report”) filed with the Commission on June 27, 2025. Concurrently with the submission of this letter, the Company is filing an amendment No. 1 to the Annual Report (the “Amendment”) and certain exhibits via EDGAR to the Commission.

For your convenience, the Staff’s comments are set forth in bold, followed by responses on behalf of the Respondents. Unless otherwise indicated, all page references in the responses set forth below are to the pages of the clean copy of the Annual Report. Capitalized terms used but not otherwise defined herein shall have the meanings assigned to such terms in the Annual Report.

Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2024

Item 15. Controls and Procedures, page 80

1.

We note you have disclosed under this heading that controls and procedures are not required. Please revise to include the disclosures required by Item 15(a), Disclosure Controls and Procedures, and Item 15(b)(1) through (b)(3), Management’s Annual Report on Internal Control over Financial Reporting, pursuant to the Form 20-F. As an emerging growth company, you are not required to comply with Item 15(b)(4) and Item 15(c) of the Form 20-F with respect to an attestation report on internal control over financial reporting by your registered public accounting firm. Please also provide the disclosures required by Item 15(d) of the Form 20-F. Refer to Instruction 1 to Item 15 of the Form 20-F, where compliance with paragraphs (b) and (c) were not required in the first fiscal year you were required to file an annual report, or the transition period, but are required to comply in the second annual reporting year (i.e., your fiscal year ended December 31, 2024). Please amend your December 31, 2024 Form 20-F in its entirety to comply, including providing updated Exhibit 12 & 13 Certifications from the CEO and CFO. In addition, the Exhibit 12 Certifications should include all disclosures for paragraph 4, as we note you currently have omitted the paragraph 4(b) required language. We refer you to the Staff’s Compliance & Disclosure Interpretations (“C&DIs”) of Regulation S-K, section 246.13.

Response: The Company amended page 80 of the Amendment and refile Exhibit 12 & 13 in response to the Staff’s comments.

2.	We further note from Risk Factors, page 2, that you identified two material weaknesses in internal control over financial reporting. Your revised disclosures under Item 15 should also discuss these material weaknesses and any remediation actions or plans you have implemented to address the material weaknesses. Please be advised we would anticipate both your conclusions, under Item 15 of the Form 20-F, of disclosure controls and procedures and internal control over financial reporting as of December 31, 2024 to be concluded as not effective due to the material weaknesses. Refer to Section II.B.3(c) of SEC Release No. 33-8238.

Response: The Company amended page 80 of the Amendment in response to the Staff’s comments.

Please contact the undersigned at (852) 3923-1188 if you have any questions with respect to the response contained in this letter.

Sincerely,

/s/ Lawrence Venick
Lawrence Venick
Partner

cc:	Huajian Xu
Chief Executive Officer
LOBO EV Technologies Ltd.